# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ready Capital Corp, CIK 0001527590
CUSIP: 75574U101
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 50TH FLOOR, NEW YORK, New York (NY), 10020
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 521 35TH ST, WEST PALM BEACH, Florida (FL), 33407, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 13,227,973; shared voting power 1,014,992; sole dispositive power 13,227,973; shared dispositive power 1,014,992; aggregate amount beneficially owned 14,242,965 (8.8% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 3,879,550 shares that are owned directly by Mr. Amster; (ii) 3,756,378 shares that are owned in the aggregate by Pleasant Lake Apartments Corp., Pleasant Lake Apartments Limited Partnership, and Laughlin Holdings, LLC, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 4,553,318 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as sole trustee, Mr. Amster has sole voting and dispositive power; (iv) the 569,845 shares that are owned by the Howard Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 468,882 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 323,040 shares that are owned by Ramat Securities, Ltd., which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power; (vii) 19,055 shares that are owned by NewAx Inc., which Mr. Amster, as a member of the Board of Directors and majority shareholder, has shared voting and dispositive power; (viii) 497,613 shares owned by Pleasant Lake Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments LP, the Managing Member of Pleasant Lake Apartments LLC which is the Managing Member of Pleasant Lake Skoien Investments LLC, has shared voting and dispositive power and (ix) 175,2884 shares owned by Horizon Group Properties Inc., which Mr. Amster, as the majority owner has shared voting and dispositive power.
  **Denominator is based on the 162,126,276 shares of common stock outstanding as of November 6, 2025 as reported by the Issuer on Form 10-Q for the period ending September 30, 2025, as filed with the Securities and Exchange Commission on November 7, 2025.
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 2,597,466; shared voting power 0; sole dispositive power 2,597,466; shared dispositive power 0; aggregate amount beneficially owned 2,597,466 (1.6% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 2,512,951; shared voting power 0; sole dispositive power 2,512,951; shared dispositive power 0; aggregate amount beneficially owned 2,512,951 (1.7% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 497,449; shared voting power 0; sole dispositive power 497,449; shared dispositive power 0; aggregate amount beneficially owned 497,449 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 260,525; shared voting power 0; sole dispositive power 260,525; shared dispositive power 0; aggregate amount beneficially owned 260,525 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINER UNITURST #4 U/A 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 211,937; shared voting power 0; sole dispositive power 211,937; shared dispositive power 0; aggregate amount beneficially owned 211,937 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 468,882; shared voting power 0; sole dispositive power 468,882; shared dispositive power 0; aggregate amount beneficially owned 468,882 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 4,307; shared voting power 0; sole dispositive power 4,307; shared dispositive power 0; aggregate amount beneficially owned 4,307 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,115,981; shared voting power 0; sole dispositive power 1,115,981; shared dispositive power 0; aggregate amount beneficially owned 1,115,981 (0.7% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 323,040; sole dispositive power 0; shared dispositive power 323,040; aggregate amount beneficially owned 323,040 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 562,008; shared voting power 0; sole dispositive power 562,008; shared dispositive power 0; aggregate amount beneficially owned 562,008 (0.4% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- PLEASANT LAKE APARTMENTS CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 2,931; shared voting power 0; sole dispositive power 2,931; shared dispositive power 0; aggregate amount beneficially owned 2,931 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); member of a group; source of funds: working capital (WC); sole voting power 102,767; shared voting power 0; sole dispositive power 102,767; shared dispositive power 0; aggregate amount beneficially owned 102,767 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 590,487; shared voting power 0; sole dispositive power 590,487; shared dispositive power 0; aggregate amount beneficially owned 590,487
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- NEWAX INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 19,055; sole dispositive power 0; shared dispositive power 19,055; aggregate amount beneficially owned 19,055
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 497,613; sole dispositive power 0; shared dispositive power 497,613; aggregate amount beneficially owned 497,613 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 41,130; shared voting power 0; sole dispositive power 41,130; shared dispositive power 0; aggregate amount beneficially owned 41,130 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER #1 UNITRUST U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 47,857; shared voting power 0; sole dispositive power 47,857; shared dispositive power 0; aggregate amount beneficially owned 47,857 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 2,216; shared voting power 0; sole dispositive power 2,216; shared dispositive power 0; aggregate amount beneficially owned 2,216 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 771; shared voting power 0; sole dispositive power 771; shared dispositive power 0; aggregate amount beneficially owned 771 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 5,534; shared voting power 0; sole dispositive power 5,534; shared dispositive power 0; aggregate amount beneficially owned 5,534 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 3,866; shared voting power 0; sole dispositive power 3,866; shared dispositive power 0; aggregate amount beneficially owned 3,866 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HORIZON GROUP PROPERTIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 175,284; sole dispositive power 0; shared dispositive power 175,284; aggregate amount beneficially owned 175,284 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Name of issuer: Ready Capital Corp
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 50TH FLOOR, NEW YORK, New York (NY), 10020
Comment: This Amendment No. 2 to Schedule 13D (Amendment No. 2) amends the Reporting Persons initial Schedule 13D filed August 5,2025 (the Initial 13D) and Amendment No. 1 filed August 28, 2025 (Amendment No. 1) with respect to the Common Shares (the Common Stock) of Ready Capital Corporation (the Issuer). Except as specifically amended by this Amendment No. 2 and noted in the paragraphs below, the Initial 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Initial 13D and Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the shares of Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on November 10, 2025.
All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Purchased Per Share Total Price Purchaser

09/10/25 365 $4.14 $1,543 Pleasant Lake Apartments Corp*
09/10/25 3,350 $4.16 $13,966 Howard Amster 2019 CRUT 3*
09/10/25 2,736 $4.16 $11,141 Howard Amster 2019 CRUT 4*
09/10/25 4,024 $4.16 $16,769 Howard Amster 2019 CRUT 2*
09/10/25 1,005 $4.15 $4,201 Howard Amster 2021 CRUT 1*
09/10/25 392 $4.14 $1,654 Howard Amster 2022 CRUT 1*
09/10/25 543 $4.14 $2,279 Amster Limited Partnership*
09/12/25 100,000 $4.19 $420,673 Laughlin Holdings LLC**
09/15/25 1,573 $4.24 $6,670 Howard Amster***
09/16/25 387,450 $4.34 $1,680,649 Howard Amster 2019 CRUT 2****
09/17/25 128,000 $4.29 $549,907 Howard Amster 2019 CRUT 3*****
09/17/25 62,400 $4.39 $274,217 Howard Amster 2019 CRUT 2*****
09/18/25 89,000 $4.31 $383,454 Howard Amster 2019 CRUT 2******
09/18/25 21,900 $4.31 $94,498 Howard Amster 2021 CRUT 1******
09/19/25 102,600 $4.35 $446,409 Howard Amster 2019 CRUT 4*******
09/30/25 178,579 $3.87 $691,714 Howard Amster********
10/10/25 760 $3.47 $2,667 Pleasant Lake Apartments Corp*********
10/10/25 426 $3.44 $1,497 Howard Amster and Tamra Gould 1993 CRUT*********
10/10/25 5,279 $3.51 $18,560 Howard Amster**********
10/10/25 1,720 $3.47 $5,991 Horizon Group Properties Inc.*********
10/10/25 392 $3.44 $1,380 Howard Amster 1998 CRUT**********
10/10/25 1,012 $3.45 $3,521 Howard Amster 2005 CRUT**********
10/10/25 1,855 $3.47 $6,468 Howard Amster 2019 CRUT 1**********
10/10/25 2,114 $3.46 $7,335 Howard Amster 2019 CRUT 4**********
10/10/25 413 $3.46 $1,460 Howard Amster 2019 CRUT 7**********
10/10/25 647 $3.46 $2,268 Howard Amster 2019 CRUT 5**********
10/10/25 9,000 $3.50 $31,531 Howard Amster Foundation**********
10/10/20 1,107 $3.47 $3,867 Howard Amster 2021 CRUT 1**********
10/10/25 577 $3.47 $2,033 Amster Limited Partnership**********
10/16/25 3,560 $3.35 $11,958 Howard Amster***********
10/16/25 3,308 $3.35 $1,113 Horizon Group Properties Inc.***********
10/16/25 1,473 $3.35 $4,966 Howard Amster 2019 CRUT 1***********
10/16/25 967 $3.35 $3,271 Howard Amster 2019 CRUT 3***********
10/16/25 947 $3.35 $3,204 Howard Amster 2019 CRUT 4***********
10/16/25 571 $3.35 $1,944 Howard Amster 2019 CRUT 2***********
10/16/25 350 $3.35 $1,204 Amster Limited Partnership***********
10/16/25 1,689 $3.35 $5,690 Horizon Group Properties Inc.*********
10/30/25 150,000 $3.05 $458,002 Howard Amster************
10/31/25 170,000 $2.89 $491,477 Howard Amster*************
11/07/25 342,000 $2.89 $987,885 Howard Amster**************
11/07/25 611,526 $2.89 $1,766,752 Howard Amster 2019 CRUT 1**************
11/07/25 62,874 $2.89 $181,654 Howard Amster Foundation**************

*For purchases on 09/10/2025, the High Price was $4.16 and the Low Price was $4.14
** For purchases on 09/12/2025 the High Price was $4.19 and the Low Price was $4.19
*** For purchases on 09/15/2025 the High Price was $4.24 and the Low Price was $4.24
**** For purchases on 09/16/2025 the High Price was $4.36 and the Low Price was $4.28
*****For purchases on 09/17/2025 the High Price was $4.40 and the Low Price was $4.26
******For purchases on 09/18/2025 the High Price was $4.33 and the low price was $4.29
*******For purchases on 09/19/25 the High Price was $4.40 and the Low Price was $4.27
********For purchases on 09/30/25 the High Price was $3.92 and the Low Price was $3.85
**********For purchases on 10/10/25 the High Price was $3.51 and the Low Price was $3.44
***********For purchases on 10/16/25 the High Price was $3.35 and the Low Price was $3.35
************For purchases on 10/30/25 the High Price was $3.08 and the Low Price was $3.04
*************For purchases on 10/31/25 the High Price was $2.92 and the Low Price was $2.87
**************For purchases on 11/07/25 the High Price was $2.97 and the Low Price was $2.73
Other persons with the right to receive dividends or sale proceeds: (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (11/10/2025)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT LAKE APARTMENTS CORP ITS GENERAL PARTNER (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINER UNITURST #4 U/A 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER LAUGHLIN HOLDINGS LLC (11/10/2025)
- RAMAT SECURITIES LTD: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (11/10/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (11/10/2025)
- PLEASANT LAKE APARTMENTS CORP: HOWARD AMSTER, PRESIDENT (11/10/2025)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (11/10/2025)
- NEWAX INC: HOWARD AMSTER, DIRECTOR (11/10/2025)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER PLEASANT LAKE SKOIEN INVESTMENTS LLC (11/10/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER #1 UNITRUST U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (11/10/2025)
- HORIZON GROUP PROPERTIES INC.: HOWARD AMSTER, DIRECTOR (11/10/2025)